Via EDGAR Transmission
August 10, 2015

Marc Thomas
Reviewing Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Euronet Worldwide, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 27, 2015
Form 10-Q for Fiscal Quarter Ended March 31, 2015
Filed April 30, 2015
File No. 001-31648
Dear Mr. Thomas:
This letter is to acknowledge our receipt of the comment letter, dated July 9, 2015 (the “Comment Letter”), of the staff of the Securities and Exchange Commission with respect to Euronet's Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2015 (File No. 001-31648).

Unfortunately, we did not receive the Comment Letter timely, apparently due to our security filters intercepting it. We became aware of the Comment Letter when David Irving of your office called on August 7, 2015 to follow up on its status. Now that we are aware of the Comment Letter, we intend to honor the originally requested response period of ten business days and provide our response to you by August 21, 2015.

Very truly yours,
EURONET WORLDWIDE, INC.
/s/ Rick L. Weller
Rick L. Weller
Chief Financial Officer

cc:    David Irving
Division of Corporation Finance